

April 17, 2014

Via E-mail
Mark D. Powers
Chief Financial Officer
JetBlue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

> **Re: JetBlue Airways Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 19, 2014**
> **Form 8-K furnished March 13, 2014**
> **File No. 000-49728**

Dear Mr. Powers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Estimates, page 42
Accounting for Long Lived Assets, page 43

1. We note your disclosure that changes in expected lives of assets have resulted in accelerated depreciation. Please tell us whether any changes were made to the useful lives of assets which resulted in accelerated depreciation during the years ended December 31, 2013 or 2012. If so, please describe for us and in your notes to the consolidated financial statements the facts and circumstances surrounding such changes.

The notes to the financial statements should also be revised to include the disclosures required by ASC 250-10-50-4.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 52

Intangible Assets, page 54

2. We note your disclosure that in December 2013, due to recent regulatory and market activities stemming from the auctioning of slots at LaGuardia and Reagan National airports, you reassessed the useful lives of these assets and concluded that Slots at High Density airports are indefinite lived intangible assets and you will no longer amortize them. Citing relevant authoritative accounting literature, please provide us further details as to why you believe it is appropriate to assign these assets an indefinite life. As part of your response, please describe the changes in facts and circumstances that occurred during 2013 that resulted in your decision to make this change. Also, in light of the fact that it appears that during 2014 you have been successful in your bid to acquire 24 takeoff and landing slots at Reagan National airport (a High Density airport), please tell us how you intend to account for these slots, once acquired. If you intend to assign the slots an indefinite life, please explain to us why you believe an indefinite life is appropriate. Further, assuming a satisfactory response, please revise your notes to the consolidated financial statements to include the disclosures required by ASC 250-10-50-4

Loyalty Program, page 55

3. We note your disclosure that in June 2013 you amended the loyalty program so points earned by members never expire. As a result of these changes, your estimate for the points that will remain unused, breakage, decreased resulting in a $5 million reduction in revenue and a corresponding increase in air traffic liability. Please explain to us, and revise your notes to the financial statements to disclose your accounting policy for recognizing breakage. Additionally, disclose the amount of breakage recognized in each of the periods presented, if material.

AirFrame and Engine Maintenance, page 55

4. We note your disclosure that regular airframe maintenance for owned and leased flight equipment is charged to expense as incurred unless covered by a third-party long-term flight hour services contract. Please tell us and revise to disclose your accounting policy for repairs and maintenance expense as it relates to assets other than flight equipment.

Note 3. Operating Leases, page 62

5. We note from your disclosure in Note 3 that a significant number of your aircraft are leased under operating leases. Please tell us if your lease agreements contain provisions that require you to return the aircraft and engines to the lessor in certain maintenance condition or pay an amount to the lessor based on the airframe and engine's actual return condition. If so, please tell us and disclose your policy of accounting for these return conditions.

Form 8-K furnished March 13, 2014

6. We note your disclosure in a Form 8-K furnished March 13, 2014 that you have entered into an agreement to sell your LiveTV subsidiary to the Thales Group for $400 million. We also note that the sale is expected to be completed in mid-2014. Please tell us if you expect to recognize a material gain or loss on the sale of this subsidiary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief